UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

180 Connect Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

682343108
(CUSIP Number)

Howard S. Balter
Ilan M. Slasky
c/o 180 Connect Inc. 6501 E. Belleview Avenue
Englewood, CO 80111 (303) 395-6001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00516Q109

1)	Name of Reporting Person - I.R.S. Identification No. of person (entities only):

Howard S. Balter

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions): PF

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6)	Citizenship or Place of Organization: USA

	7)	Sole Voting Power:	4,377,811[1]*†

NUMBER
OF SHARES	8)	Shared Voting Power:	300,000[2]
BENEFICIALLY
OWNED BY
EACH	9)	Sole Dispositive Power:	4,377,811[1]*†
REPORTING
PERSON WITH
	10)	Shared Dispositive Power:	300,000[2]

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,677,811[1]*†

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) 18.1%[3]

14)	Type of Reporting Person (See Instructions): IN

1 Includes 2,529,602 shares of common stock issuable upon the exercise of warrants that may become exercisable within 60 days from the date of this filing if there is an effective registration statement covering issuance of the shares.
2 Represents 300,000 shares held by H. Balter 2007 Associates, LLC, of which Mr. Balter is sole non-managing member.
3 Percentage is calculated under applicable SEC regulations based on 23,220,892 shares of common stock outstanding as of the date of this report.
* Includes 422,000 shares held by The Howard S. Balter 2007 Grantor Retained Annuity Trust II. Mr. Balter disclaims beneficial ownership of the shares held by The Howard S. Balter 2007 Grantor Retained Annuity Trust II except to the extent of his pecuniary interest therein.
† Includes up to 176,000 shares on which Mr. Balter agreed to sell options to certain third parties. The options are not exercisable within 60 days of this filing.

CUSIP No. 00516Q109

1)	Name of Reporting Person - I.R.S. Identification No. of person (entities only):

Ilan M. Slasky

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions): PF

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6)	Citizenship or Place of Organization: USA

	7)	Sole Voting Power:	2,618,782[4]*†

NUMBER
OF SHARES	8)	Shared Voting Power:	0
BENEFICIALLY
OWNED BY
EACH	9)	Sole Dispositive Power:	2,618,782[4]*†
REPORTING
PERSON WITH
	10)	Shared Dispositive Power:	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,618,782[4]*†

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11): 10.7%[5]

14)	Type of Reporting Person (See Instructions): IN

4 Includes 1,264,798 shares of common stock issuable upon the exercise of warrants that may become exercisable within 60 days from the date of this filing if there is an effective registration statement covering the issuance of the shares.
5 Percentage is calculated under applicable SEC regulations based on 23,220,892 shares of common stock outstanding as of the date of this report.
* Includes 300,000 shares held by the Ilan Slasky 2007 Grantor Retained Annuity Trust. Mr. Slasky disclaims beneficial ownership of the shares held by the Ilan Slasky 2007 Grantor Retained Annuity Trust except to the extent of his pecuniary interest therein.
† Includes up to 176,000 shares on which Mr. Slasky agreed to sell options to certain third parties. The options are not exercisable within 60 days of this filing.

       This Amendment No. 2 to Schedule 13D is being filed to amend and restate in its entirety the Amendment No. 1 to Schedule 13D relating to the common stock, par value $0.0001 per share, of 180 Connect Inc. (formerly known as Ad.Venture Partners, Inc.), a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2007 which amended the Schedule 13D filed on August 20, 2007 (the “Original Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby further amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration

“Item 3. Source and Amount of Funds or Other Consideration” of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

On August 21, 2007, The Howard S. Balter 2007 Grantor Retained Annuity Trust II (the “Balter GRAT”) purchased 150,000 shares of Common Stock at $5.86 per share. On August 23, 2007, the Balter GRAT purchased 60,000 shares of Common Stock at $5.90 per share. On August 24, 2007, the Balter GRAT purchased 12,000 shares of Common Stock at $5.87 per share. All such purchases were made using the Balter GRAT’s investment capital. On August 24, 2007, Mr. Balter purchased 60,000 shares of common stock at $5.87 per share. Such purchase was made using investment capital.

Item 4. Purpose of Transaction

“Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby amended by adding the following to the end thereof:

The purchases of the shares on August 21, 2007, August 23, 2007 and August 24, 2007 by the Balter GRAT were for investment purposes.

Item 5. Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” is hereby amended and restated to update the beneficial ownership as follows:

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons is provided as of August 30, 2007:

Reporting Person	Shares Held Directly	Shares Held Indirectly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)

Howard M. Balter	4,377,811	300,000	4,377,811	300,000	4,377,811	300,000	4,677,811(2)(3)	18.1%

Ilan M. Slasky	2,618,782	0	2,618,782	0	2,618,782	0	12,618,782(4)(5)	10.7%
(1) Percentage is calculated under applicable SEC regulations based on 23,220,892 shares of common stock outstanding as of the date of this report.

(2) Includes 2,529,602 shares of common stock issuable upon the exercise of warrants that may become exercisable within 60 days from the date of this filing if there is an effective registration statement covering issuance of the shares. Includes 300,000 shares held by H. Balter 2007 Associates, LLC, of which Mr. Balter is sole non-managing member and 422,000 shares held by The Howard S. Balter 2007 Grantor Retained Annuity Trust II. Mr. Balter disclaims beneficial ownership of the shares held by The Howard S. Balter 2007 Grantor Retained Annuity Trust II except to the extent of his pecuniary interest therein.

(3) Includes up to 176,000 shares on which Mr. Balter agreed to sell options to certain third parties. The options are not exercisable within 60 days of this filing.

(4) Includes 1,264,798 shares of common stock issuable upon the exercise of warrants that may become exercisable within 60 days from the date of this filing if there is an effective registration statement covering the issuance of the shares. Includes 300,000 shares held by the Ilan Slasky 2007 Grantor Retained Annuity Trust. Mr. Slasky disclaims beneficial ownership of the shares held by the Ilan Slasky 2007 Grantor Retained Annuity Trust except to the extent of his pecuniary interest therein.

(5) Includes up to 176,000 shares on which Mr. Slasky agreed to sell options to certain third parties. The options are not exercisable within 60 days of this filing.

On August 24, 2007, Mr. Balter agreed to sell options to purchase up to 176,000 shares of Common Stock held by Mr. Balter to certain third parties. The options will be purchased for an aggregate purchase price of $100 and the exercise price per share will be $.0001 per share. The options will not be exercisable until the underlying shares are released from lock up agreements on February 20, 2008. The option agreements will also provide that  neither Mr. Balter nor the investors or stockholders would sell, transfer, pledge, assign or otherwise dispose of the options or the shares of common stock underlying the options while such underlying shares are subject to the lock up agreements and while the options remain exercisable. The options will be exercisable commencing upon the date that the shares are released from the lock up agreements and have a term of one year from such date. The investors and stockholders, as assignees of Mr. Balter, would be entitled to certain registration rights granted to Mr. Balter in respect of their shares of Common Stock purchased prior to the Company’s initial public offering.

On August 24, 2007, Mr. Slasky agreed to sell options to purchase up to 176,000 shares of Common Stock held by Mr. Slasky to certain third parties. The options will be purchased for an aggregate purchase price of $100 and the exercise price per share will be $.0001 per share. The options will not be exercisable until the underlying shares are released from lock up agreements on February 20, 2008. The option agreements will also provide that  neither Mr. Slasky nor the investors or stockholders would sell, transfer, pledge, assign or otherwise dispose of the options or the shares of common stock underlying the options while such underlying shares are subject to the lock up agreements and while the options remain exercisable. The options will be exercisable commencing upon the date that the shares are released from the lock up agreements and have a term of one year from such date. The investors and stockholders, as assignees of Mr. Slasky, would be entitled to certain registration rights granted to Mr. Slasky in respect of their shares of Common Stock purchased prior to the Company’s initial public offering.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

“Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” of the Original Schedule 13D is hereby amended by adding the following to the end thereof:

On August 24, 2007, Mr. Balter agreed to sell options to purchase up to 176,000 shares of Common Stock held by Mr. Balter to certain third parties. Documentation of such options has not been completed as of the date of this filing.

On August 24, 2007, Mr. Slasky agreed to sell options to purchase up to 176,000 shares of Common Stock held by Mr. Slasky to certain third parties. Documentation of such options has not been completed as of the date of this filing.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 4, 2007
Date

/s/ Howard S. Balter
Signature

Howard S. Balter
Name/Title

/s/ Ilan M. Slasky
Signature

Ilan M. Slasky
Name/Title